UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-09733

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Cash America International, Inc.
1600 West 7th Street
Fort Worth, TX 76102

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Cash America International, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cash America International, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2015 and 2014 and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2015. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for each of the years in the two-year period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Whitley Penn LLP
Fort Worth, Texas
June 15, 2016

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2015	2014
ASSETS
Participant-directed investments, at fair value	$72,607,418	$81,553,576
Notes receivable from participants	4,870,582	5,921,288
Cash	160,533	150,266
NET ASSETS AVAILABLE FOR BENEFITS	$77,638,533	$87,625,130
The accompanying notes are an integral part of these financial statements.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Year Ended December 31,
	2015	2014
Additions to net assets attributed to:
Investment income	$1,190,542	$1,586,479
Net (depreciation) appreciation in value of investments	(1,786,443)	3,990,154
Total investment (loss) gain	(595,901)	5,576,633
Contributions:
Company	3,230,049	3,394,227
Participants	8,807,021	8,898,688
Rollovers	413,217	623,701
Other employer contributions	—	74,243
Total contributions	12,450,287	12,990,859
Interest income on notes receivable from participants	218,889	233,241
Net additions	12,073,275	18,800,733
Deductions from net assets attributed to:
Participant withdrawals	21,559,313	13,949,286
Administrative expenses	500,559	497,709
Total deductions	22,059,872	14,446,995
Net (decrease) increase in net assets	(9,986,597)	4,353,738
Net assets available for benefits at beginning of year	87,625,130	83,271,392
Net assets available for benefits at end of year	$77,638,533	$87,625,130
The accompanying notes are an integral part of these financial statements.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan and Summary of Significant Accounting Policies
The following brief description of the Cash America International, Inc. 401(k) Savings Plan (the “Plan”) is provided as general information only. The Plan is sponsored by Cash America International, Inc. (the “Company”). The Plan’s recordkeeper is Transamerica Retirement Solutions ("Transamerica"), and the trustee is State Street Bank and Trust Company (“State Street”). Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.
General
The Plan is a contributory plan that is open to substantially all U.S. employees of the Company and its subsidiaries ("Company Employees"). Permanent Company Employees are eligible to participate in the Plan on the first day of the month following 30 days of employment. Temporary Company Employees are eligible to participate in the Plan on the first day of the month following one year of employment. Employee contributions to the Plan are voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code, as amended (the “Code”).
Contributions
Participants may contribute a percentage of their annual compensation (up to 75%) to the Plan on a pre-tax basis, subject to Code limitations, which are adjusted each year to take into account any cost of living increase provided for the year. Contributions by highly compensated participants are subject to additional Plan limitations. Unless they elect otherwise, eligible Company Employees are automatically enrolled in the Plan and contribute 3% of their compensation. Contributions designated by the participant are withheld by the employer and remitted directly to State Street.
The Company makes matching contributions of 50% of each participant’s contributions, excluding rollover contributions, based on participant contributions of up to 5% of compensation. Participant contributions and Company matching contributions are both made in cash. Company matching contributions are allocated among investments in a participant’s account in the same percentage to which the employee directs his or her contributions. In addition, rollover contributions from other qualified plans can be added to the Plan by eligible participants.
Participant Accounts
Each participant’s account is credited with his or her contributions and allocations of (a) the Company’s matching contributions and (b) earnings attributable to each employee’s investments in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are always 100% vested in their voluntary contributions as well as any actual earnings thereon. Vesting in the remainder of their accounts is based on the number of years of service as follows:

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Investment Options
A participant may direct contributions in any combination of the ten investment options available under the Plan, including eight mutual funds, a collective trust fund, and a fund that invests in common stock of the Company (“Company Stock”).

In addition, the Plan includes a fund that contains common stock of Enova International, Inc. ("Enova"), the Company's former subsidiary (the "Enova Stock Fund"). On November 13, 2014, the Company completed the distribution of approximately 80% of the outstanding shares of Enova common stock to the Company's shareholders (the "Enova Spin-off"). The Company distributed to its shareholders 0.915 shares of Enova common stock for every one share of Company Stock held as of the close of business on November 3, 2014 (the "Record Date"). Accordingly, shares of Enova common stock were distributed to the Plan based on the number of shares of Company Stock in the Plan on the Record Date. All participant accounts that included Company Stock on the Record Date were credited with an investment in the Enova Stock Fund upon the completion of the Enova Spin-off. The Enova Stock Fund is considered a frozen fund, which means that a participant may not direct future contributions or transfers from other investment funds under the Plan into the Enova Stock Fund but may transfer funds out of the Enova Stock Fund.

The allocation of a participant’s and the Company’s matching contributions among investment funds is determined by the participant and may be changed at any time. If a participant does not make an investment election, all contributions are invested in a default fund. Effective January 24, 2014, the Invesco Equity and Income A Mutual Fund replaced the Oakmark Equity & Income I Mutual Fund as the default fund.

These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between investment funds and notes receivable from participants. Loans are made for terms that range from one to five years.
The loans are collateralized by the balance in the participant’s account and bear interest at 1% above the prime rate as published in the Wall Street Journal on the first business day of the month in which the loan is funded. Interest rates ranged from 4.25% to 9.25% for loans outstanding at December 31, 2015. Principal and interest are paid ratably by the participant through bi-weekly payroll deductions. A loan origination fee of $75 is assessed to the borrowing participant by the Plan upon funding of the loan. A loan becomes payable in full upon the participant’s termination of employment. Loans that are not repaid as payments are due are considered defaulted. If a default is not cured by the end of the subsequent quarter, the defaulted loan is recorded as a deemed distribution, which is a taxable event for the participant.
Notes receivable from participants are valued at the outstanding principal balance plus accrued but unpaid interest.
Payment of Benefits
The vested portion of a participant’s account becomes available upon termination of employment, retirement, total and permanent disability, death, or upon reaching the age of 59 1/2. Hardship withdrawals are permitted if the participant meets the eligibility requirements of the Plan. Except in the case of required minimum distributions payable to terminated participants who have attained age 70 1/2, all distributions from participant accounts must be paid as a lump sum, either to the participant, to a beneficiary (in the event of death of a participant), or to an individual retirement account or another qualified retirement account. If no action is taken by the participant following their termination of employment, the Plan administrator (i) distributes the funds to the participant if the vested account balance is $1,000 or less, (ii) automatically rolls over the vested balance to an individual retirement account held by a Plan administrator-designated third party if the vested account balance is greater than $1,000 but not more than $5,000, or (iii) retains the funds in the Plan until the participant requests a distribution or begins taking required minimum distributions if the account balance exceeds $5,000.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Forfeitures
Participant forfeitures represent unvested portions of terminated participants’ accounts attributable to the Company’s matching contributions. The Plan uses forfeitures to reduce the Company’s cash payments of matching contributions and partially offset recordkeeping, trustee, and other administrative expenses of the Plan. Unallocated forfeitures are available to be used for similar purposes in future periods.

	As of December 31,
	2015	2014
Unallocated forfeitures, balance at beginning of period	$142,960	$41,599
Participant forfeitures	625,440	599,138
Forfeitures used by the Plan	(630,976)	(497,777)
Unallocated forfeitures, balance at end of period	$137,424	$142,960
Basis of Accounting
The financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Investment Income Recognition
The Plan presents, in the statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014, the net appreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation on investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Participant Withdrawals
Participant withdrawals are recorded when paid for financial statement purposes. For Form 5500 reporting purposes, participant withdrawals are recorded when processed and approved for payment.
Plan Administration
Expenses related to the Plan are borne by four sources: (i) forfeitures, (ii) revenue sharing from mutual funds, (iii) the Company, and (iv) participants (including, but not limited to, loan origination fees that are charged directly to the borrowing participant’s account). Amounts paid by the Company are not reflected in the Plan’s financial statements.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting periods and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

Investment in a Collective Trust Fund

The collective trust fund offered by the Plan, which is the Diversified Investment Advisors Stable Pooled Fund (the “Stable Pooled Fund”), invests in fully benefit-responsive investments through its indirect investment in the Wells Fargo Stable Return Fund G, a collective trust fund sponsored by Wells Fargo Bank, N.A. that invests in stable value investment vehicles such as guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts issued by highly-rated financial institutions and corporations, as well as obligations of the U.S. Government or its agencies. Participant

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

assets may be deposited to or withdrawn from the Stable Pooled Fund at the stated unit value as of the close of business on any business day, and there are no unfunded commitments.

Collective trust funds, such as the Stable Pooled Fund, that are held by a defined-contribution plan and invest in fully benefit-responsive investments are required to be reported at fair value. As permitted by GAAP, the Stable Pooled Fund calculates fair value using net asset value per share, and the relevant measurement attribute is contract value because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As such, the fair value of the Stable Pooled Fund as presented on the statements of net assets available for benefits as of December 31, 2015 and 2014 is equal to the contract value of the Stable Pooled Fund as of those measurement dates.

Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) (“ASU 2015-12”). Part I of ASU 2015-12 eliminates the requirements that employee benefit plans measure the fair value of fully benefit-responsive investment contracts and provide the related fair value disclosures. Rather, Part I of ASU 2015-12 requires these contracts to be measured and disclosed only at contract value. Part II of ASU 2015-12 requires plans to disaggregate their investments measured using fair value only by general type, either on the financial statements or in the notes. Part II of ASU 2015-12 also eliminates the requirement to disclose the net appreciation or depreciation in fair value of investments by general type and the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. Part III of ASU 2015-12 provides a practical expedient to permit plans to measure its investments and investment-related accounts as of a month-end date closest to its fiscal year for a plan with a fiscal year end that does not coincide with the end of a calendar month. ASU 2015-12 is effective for reporting periods beginning after December 15, 2015. Early adoption is permitted. Part I and Part II should be applied retrospectively, and Part III should be applied prospectively.

Effective January 1, 2015, the Plan early adopted all parts of ASU 2015-12. Parts I and II were retrospectively applied, and Part III is not applicable. While Part I of ASU 2015-12 specifies that indirect investments in fully benefit-responsive investment contracts, such as the Plan's Stable Pooled Fund, should no longer be treated as fully benefit-responsive investment contracts, ASU 2015-12 does clarify that since the Stable Pooled Fund is a collective trust fund that is valued using the net asset value per share practical expedient in a manner consistent with Accounting Standards Codification ("ASC") 946, Financial Services—Investment Companies, the relevant measurement attribute for the Stable Pooled Fund is contract value. As such, the amount previously presented as contract value for the Stable Pooled Fund is now presented as fair value and included as part of the "Participant-directed investments, at fair value" line item on the statement of net assets available for benefits. Total net assets available for benefits as of December 31, 2015 and 2014 were not affected by the adoption of ASU 2015-12, and the adjustment from fair value to contract value that was previously presented on the statement of net assets available for benefits was eliminated. Upon adoption of Part II of ASU 2015-12, previous disclosure of net appreciation or depreciation in fair value of investments by general type and disclosure of individual investments that represent 5% or more of net assets available for benefits were eliminated.

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) ("ASU 2015-07"), which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using the practical expedient. ASU 2015-07 is effective for public entities for reporting periods beginning after December 15, 2015 and should be applied retrospectively. Early adoption is permitted. Effective January 1, 2015, the Plan early adopted ASU 2015-07 and retrospectively applied ASU 2015-07 for all periods presented. As a result, the Plan's investment in the Stable Pooled Fund, which is valued using the net asset value per share practical expedient, was removed from the fair value hierarchy as of as of December 31, 2015 and 2014, and the updated presentation can be seen in Note 2.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2.	Fair Value Measurements
In accordance with ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), the Plan’s investments, which are carried at fair value, are classified in one of the following three categories:

•	Level 1: Quoted market prices in active markets for identical assets.

•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

•	Level 3: Unobservable inputs that are not corroborated by market data.

ASC 820 requires a description of the methodologies used to measure the fair value of assets and liabilities. These methodologies were consistently applied to all assets carried by the Plan as of December 31, 2015 and 2014. The methodology used to measure each class of investments is described below.

•	Equity mutual funds were valued based on quoted market prices of the underlying assets provided by State Street and were classified within Level 1 of the valuation hierarchy.

•
The fixed income mutual fund, which is the PIMCO Total Return Admin Mutual Fund, was valued based on the quoted market price of the underlying assets provided by State Street and was classified within Level 1 of the valuation hierarchy.

•
Company Stock was valued at the market value of the Company’s common stock based upon the closing price of the stock on its primary exchange, which is the New York Stock Exchange, multiplied by the number of shares held by the Plan as of the measurement date and is classified within Level 1 of the valuation hierarchy.

•
The Enova Stock Fund consists of both Enova common stock and a small, short-term cash balance that provides liquidity for daily trading. Enova common stock was valued at the market value of Enova’s common stock based upon the closing price of the stock on its primary exchange, which is the New York Stock Exchange, multiplied by the number of shares held by the Plan as of the measurement date. The short-term cash balance is valued at cost, which approximates fair value. The Enova Stock Fund is classified within Level 1 of the valuation hierarchy.

•
The Stable Pooled Fund was valued using net asset value per share as a practical expedient. Net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. In accordance with GAAP, since the Stable Pooled Fund was measured using the net asset value per share practical expedient, the Stable Pooled Fund has not been classified in the fair value hierarchy. The fair value amounts for the Stable Pooled Fund presented in the table below are intended to permit reconciliation to the amounts presented as "Participant-directed investments, at fair value" in the statements of net assets available for benefits. See Note 1 for additional information on the Stable Pooled Fund.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following tables present the fair value of the Plan’s investments as of December 31, 2015 and 2014, respectively, by type of asset and by the ASC 820 valuation hierarchy described above. The Plan had no assets classified as Level 2 or 3 at December 31, 2015 or 2014.

Plan Investments as of December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Total as of December 31, 2015
Mutual funds	$62,924,650	$62,924,650
Company Stock	5,007,569	5,007,569
Enova Stock Fund	650,747	650,747
Total investments in fair value hierarchy	$68,582,966	$68,582,966
Stable Pooled Fund, measured at net asset value		4,024,452
Total investments at fair value	$68,582,966	$72,607,418

Plan Investments as of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Total as of December 31, 2014
Mutual funds	$69,722,244	$69,722,244
Company Stock	3,908,658	3,908,658
Enova Stock Fund	3,131,850	3,131,850
Total investments in fair value hierarchy	$76,762,752	$76,762,752
Stable Pooled Fund, measured at net asset value		4,790,824
Total investments at fair value	$76,762,752	$81,553,576

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3.	Plan Termination
The Plan has been established with the intention that it will continue and be a permanent plan. However, the Plan may be terminated by resolution of the Company’s Board of Directors at any time, subject to the provisions of ERISA. In the event the Plan terminates, the participants will become 100% vested in their accounts.

4.	Party-in-Interest Transactions
The Plan offers participants the option to invest in Company Stock. Company Stock represented approximately 6.4% and 4.5% of total net assets available for benefits at December 31, 2015 and 2014. This investment is considered a party-in-interest transaction. The Plan recorded purchases of $1,431,000 and sales of $1,617,135 of Company Stock during the year ended December 31, 2015. The Plan recorded purchases of $1,852,403 and sales of $1,304,452 of Company Stock during the year ended December 31, 2014. Certain Plan investments are units of the Stable Pooled Fund managed by Transamerica (the record keeper for the Plan); therefore, transactions in these certain investments are party-in-interest transactions. In addition, the Plan issues loans to participants that are secured by the balances in the participants’ accounts, and the Plan has certain assets contained in a cash reserve account managed by State Street (the trustee for the Plan). These transactions are also party-in-interest transactions. All party-in-interest transactions in the Plan are exempt from the prohibited transaction rules.

5.	Federal Income Tax Status
The Plan obtained its latest determination letter from the Internal Revenue Service ("IRS") on June 5, 2015, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the amount reported on the Form 5500:

	As of December 31,
	2015	2014
Net assets available for benefits per the financial statements	$77,638,533	$87,625,130
Participant loans deemed distributed	(9,810)	(9,884)
Adjustment from contract value to fair value for Stable Pooled Fund	—	64,774
Net assets available for benefits per the Form 5500	$77,628,723	$87,680,020

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following is a reconciliation of the net increase or decrease in assets per financial statements to the amounts reflected in the Form 5500:

	For the year ended December 31,
	2015	2014
Total net (decrease) increase per financial statements	$(9,986,597)	$4,353,738
Net decrease in balance of deemed distributed loans	74	2,321
Net (decrease) increase in adjustment from contract value to fair value for Stable Pooled Fund	(64,774)	26,499
Net (decrease) increase in assets per Form 5500	$(10,051,297)	$4,382,558
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been requested and approved prior to December 31, but not yet paid as of that date. However, for financial statement purposes, such amounts are not recorded as a withdrawal until paid. Certain loans deemed distributed are not included in net assets available for benefits on Form 5500. The following is a reconciliation of participant withdrawals per the financial statements to the Form 5500:

	For the year ended December 31,
	2015	2014
Participant withdrawals per the financial statements	$21,559,313	$13,949,286
Add: net change in participant loans deemed distributed	(74)	(2,321)
Participant withdrawals and deemed distributions per the Form 5500	$21,559,239	$13,946,965

7.	Subsequent Events

In preparing the accompanying financial statements, management of the Company has evaluated all subsequent events and transactions for potential recognition and disclosure through June 15, 2016, the date the financial statements were available for issuance.

On April 28, 2016, the Company and First Cash Financial Services, Inc., a Delaware corporation (“FCFS”), announced the execution of an Agreement and Plan of Merger (the “Merger Agreement”) entered into among the Company, FCFS and Frontier Merger Sub, LLC, a Texas limited liability company and a direct wholly owned subsidiary of FCFS. Pursuant to the Merger Agreement, the companies will combine in an all-stock merger of equals. Upon completion of the transaction, the combined company will be named FirstCash, Inc., will be headquartered in Fort Worth, Texas, and will have one of the largest retail pawn store footprints in Latin America and the United States, with over 2,000 locations across four countries. The transaction is expected to close in the second half of 2016, subject to the satisfaction of customary closing conditions, the expiration or termination of the applicable Hart-Scott-Rodino waiting period and certain approvals by the shareholders of both the Company and FCFS. Under the terms of the Merger Agreement, which was unanimously approved by the boards of directors of both the Company and FCFS, the Company’s shareholders will receive a fixed exchange ratio of 0.84 FCFS shares for each Company share they own. Following the close of the transaction, FCFS shareholders will own approximately 58% of the combined company, and the Company’s shareholders will own approximately 42%.

Pursuant to the Merger Agreement, we believe that the Plan will remain in place through the end of 2017. The Company does not expect the completion of the merger transaction will have a material effect on the Plan or the Plan's financial statements. Participants may continue investing assets in and directing contributions to the fund that invests in Company Stock until the merger transaction is complete. Following the completion of the merger transaction, Plan assets invested in Company Stock will be converted to FCFS shares. It has not yet been determined if FCFS shares will be available as a future investment option in the Plan after the completion of the merger transaction.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
EIN No: 75-2018239, Plan No.  001
SCHEDULE H, Line 4i—Schedule of Assets (Held at End of Year)(1)
As of December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	(e) Current Value
	Artisan	Artisan Mid Cap Investor	$5,091,668
	Fidelity	Fidelity Spartan 500 Index Advantage	7,802,164
	Harbor	Harbor Capital Appreciation Adm	4,306,636
	Invesco	Invesco Comstock A	6,038,531
	Invesco	Invesco Equity and Income A	26,477,353
	Oakmark	Oakmark International I	3,346,493
	PIMCO	PIMCO Total Return Admin	6,220,439
	T. Rowe Price	T. Rowe Price Small Cap Value	3,641,366
	Mutual funds total		62,924,650
*	State Street Bank & Trust Co.	Cash Reserve Account	160,533
*	Diversified Investment Advisors	Stable Pooled Fund	4,024,452
*	Cash America International, Inc.	Company Stock	5,007,569
	Enova International, Inc.	Enova Stock Fund	650,747
*	Participant loans	Notes receivable with interest rates of 4.25% to 9.25%	4,860,772
	Total plan assets		$77,628,723

*	Indicates party-in-interest to the Plan.
(1)	Column (d) is excluded from the presentation, as all investing activity is participant directed; therefore, no disclosure of cost information is required.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Cash America International, Inc. 401(k) Savings Plan Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN

Date:	June 15, 2016	By:	/s/ Randall D. Blubaugh
Randall D. Blubaugh
Cash America International, Inc.
Chairperson, 401(k) Savings Plan Administrative Committee

EXHIBIT INDEX

Exhibit	Description of Exhibit

23.1	Consent of Whitley Penn LLP